                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                          ENVIRODYNE INDUSTRIES, INC.
                          ---------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
                    ---------------------------------------
                         (Title of Class of Securities)



                                   294037205
                                   ---------
                                 (CUSIP Number)

                             Gordon E. Forth, Esq.
                    WOODS, OVIATT, GILMAN, STURMAN & CLARKE
                               44 Exchange Street
                           Rochester, New York 14614
                                 (716) 454-5370


                                --------------
                      (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices
                              and Communications)


                                August 16, 1994
                                ---------------
                      (Date of Event which Requires Filing
                               of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /


         Check the following box if a fee is being paid with the statement / /





                               Page 1 of 10 Pages
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                                  SCHEDULE 13D

  CUSIP NO. 294037205                                         Page 2 of 10 Pages

  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     THE MALCOLM I. GLAZER TRUST


  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                         (b) / /

  3      SEC USE ONLY



  4      SOURCE OF FUNDS

                        OO

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /



  6      CITIZENSHIP OR PLACE OF ORGANIZATION

                        Florida

                  NUMBER OF                   7      SOLE VOTING POWER
                   SHARES
                BENEFICIALLY                                     1,746,151
                OWNED BY EACH
              REPORTING PERSON                8      SHARED VOTING POWER
                    WITH
                                                                    - 0 -

                                              9      SOLE DISPOSITIVE POWER

                                                                 1,746,151

                                              10     SHARED DISPOSITIVE POWER



  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,319,587

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             / /

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  24.6%

  14     TYPE OF REPORTING PERSON

                   OO





                               Page 2 of 10 Pages

                                  SCHEDULE 13D

  CUSIP NO. 294037205                                         Page 3 of 10 Pages


  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       MALCOLM I. GLAZER
                       S.S. NO. ###-##-####

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                         (b) / /

  3      SEC USE ONLY



  4      SOURCE OF FUNDS

                        PF

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /



  6      CITIZENSHIP OR PLACE OF ORGANIZATION

                        United States

                  NUMBER OF                   7      SOLE VOTING POWER
                   SHARES
                BENEFICIALLY                                     1,746,151
                OWNED BY EACH
              REPORTING PERSON                8      SHARED VOTING POWER
                    WITH
                                                                    - 0 -

                                              9      SOLE DISPOSITIVE POWER

                                                                 1,746,151

                                              10     SHARED DISPOSITIVE POWER

                                                                    - 0 -

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        3,319,587

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             / /

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        24.6%

  14     TYPE OF REPORTING PERSON

                         IN





                               Page 3 of 10 Pages
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         This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement ("Statement") to the Schedule 13D dated August 14, 1994, ("Schedule 13D") and filed on August 15, 1994 on behalf of The Malcolm Glazer Trust ("Trust") and Malcolm I. Glazer relating to the common stock, par value $.01 per share, of Envirodyne Industries, Inc. ("Envirodyne"). All capitalized terms used herein and not otherwise defined herein have the meanings previously ascribed to such terms in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Statement is hereby amended by inserting the following Paragraph after the last Paragraph thereof:

                 The total purchase price for the purchase of the 1,573,436 shares to be acquired by the Trust as described in Item 6 below is $8,086,969.02. All funds used or to be used to make such purchases were, or are expected to be, obtained from Mr. Glazer's personal funds, which have been, or will be, contributed to the Trust.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Statement is hereby amended by inserting the following Paragraph after the last Paragraph thereof:

                 The purchase transactions entered into by the Trust on August 16, 1994 and August 18, 1994 are unrelated to the previously disclosed negotiations with a significant Envirodyne stockholder, which have not yet been completed or terminated.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) of the Statement is hereby amended by adding to the end thereof the following:

                 On August 16, 1994, the Trust entered into a private transaction to purchase 577,738 shares of Common Stock. On August 18, 1994, the Trust entered into a second private transaction to acquire 995,698 shares of Common Stock. The closing of both transactions are subject to the expiration or earlier termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1978 ("HSR Act"). Mr. Glazer intends to file with the Federal Trade Commission and the Department of Justice in the near future a notification and report form under the HSR Act relating the Trust's transactions in the Common Stock.





                               Page 4 of 10 Pages
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         Item 5(b) of the Statement is hereby amended by adding to the end thereof the following:

                 The Trust will have no power to vote or direct the vote or to dispose or direct the disposition of the 1,573,436 shares of Common Stock with respect to which the Trust entered into purchase transactions on August 16, 1994 and August 18, 1994, respectively, until the closing of such transactions. The sellers of such shares retain the power to vote or direct the vote of such shares until such
         shares are transferred to the Trust.   Further, the sellers of such
         shares retain the power to dispose or direct the disposition of such shares until the closing of such transactions, provided, however, that any such disposition may be made only if the sale of such shares to the Trust fails to close.

                 As a result of the transactions occurring on August 16, 1994 and August 18, 1994, the Trust beneficially owns in the aggregate 3,319,587 shares of Common Stock, which represents approximately 24.6% of the outstanding Common Stock. Mr. Glazer, as Trustee of the Trust, is a beneficial owner with respect to all shares of the Common Stock beneficially owned by the Trust. These percentages are based on the 13,500,000 shares of Common Stock reported as outstanding as of May 13, 1994 by Envirodyne in its Form 10-Q for the quarterly period ended March 31, 1994.

         Item 5(c) of the Statement is hereby amended by adding at the end thereof the following:

         All transactions in the Common Stock effected by the Trust since the filing of the original Schedule 13D by the Trust and Mr. Glazer are set forth in Exhibit 3 attached hereto.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         Item 6 of the Statement is hereby amended by inserting immediately prior to the last Paragraph thereof the following:

                 On August 16, 1994, on behalf of the Trust, Mr. Glazer entered into a letter agreement with The Argosy Securities Group, L.P. ("Argosy") confirming the agreement between the parties pursuant to which Argosy agreed to sell and the Trust agreed to purchase 577,738 shares of Common Stock. Under the Letter Agreement, the purchase price for the shares is $5.165 per share and the transaction is subject to expiration or earlier termination of the waiting period of the HSR Act. A copy of such Letter Agreement is attached hereto as
         Exhibit 4 and incorporated herein by reference.





                               Page 5 of 10 Pages
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                 On August 18, 1994, on behalf of the Trust, Mr. Glazer entered into a letter agreement with Lazard Freres & Co. ("Lazard") confirming the agreement between the parties pursuant to which Lazard agreed to sell and the Trust agreed to purchase 995,698 shares of Common Stock. The purchase price for the shares is $5.125 per share and the transaction is subject to expiration or earlier termination of the waiting period under the HSR Act. A copy of such letter agreement is attached hereto as Exhibit 5 and incorporated herein by reference.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Item 7 of the Statement is hereby amended by adding to the end thereof the following:

         Exhibit 3 -      Schedule of Transactions in the
                          Common Stock since August
                          15, 1994

         Exhibit 4 -      Letter Agreement dated August
                          16, 1994 between The Argosy
                          Securities Group, L.P. and
                          Malcolm Glazer on behalf of
                          The Malcolm Glazer Trust

         Exhibit 5 -      Letter Agreement dated August
                          18, 1994 between Lazard Freres
                          & Co. and Malcolm Glazer on
                          behalf of The Malcolm Glazer
                          Trust





                               Page 6 of 10 Pages
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                                 SIGNATURE PAGE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 21, 1994

                                            THE MALCOLM I. GLAZER TRUST


                                    By:     S//MALCOLM I. GLAZER, AS TRUSTEE
                                            ----------------------------------
                                            Malcolm I. Glazer, as Trustee
                                            By Avram Glazer as Power of
                                             Attorney



                                            S//MALCOLM I. GLAZER
                                            ----------------------------------
                                            Malcolm I. Glazer
                                            By Avram Glazer as Power of
                                             Attorney





                               Page 7 of 10 Pages
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                                EXHIBIT INDEX

          EXHIBIT                DESCRIPTION
         ---------               -----------
         Exhibit 3 -      Schedule of Transactions in the
                          Common Stock since August
                          15, 1994

         Exhibit 4 -      Letter Agreement dated August
                          16, 1994 between The Argosy
                          Securities Group, L.P. and
                          Malcolm Glazer on behalf of
                          The Malcolm Glazer Trust

         Exhibit 5 -      Letter Agreement dated August
                          18, 1994 between Lazard Freres
                          & Co. and Malcolm Glazer on
                          behalf of The Malcolm Glazer
                          Trust